

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Andrew Poole
Chief Executive Officer
Delwinds Insurance Acquisition Corp.
One City Centre
1021 Main Street, Suite 1960
Houston, Texas 77002

> **Re: Delwinds Insurance Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 13, 2022**
> **File No. 333-264216**

Dear Mr. Poole:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2022 letter.

Amendment No. 1 to the Form S-4 filed May 13, 2022

Proprietary Insurance Products, page 212

1.   We note your response to prior comment 12 and reissue in part. Consistent with your response and the disclosure added on page 83, please clarify here that the purchase of Memorial Insurance Company of America primarily involved the purchase of a license to conduct insurance business and not a material amount of existing insurance business, or advise.

Commercialization of Saliva-Based Epigenic Biomarkers, page 217

2.   We note your response to prior comment 14 and reissue in part. We note your disclosure

that your research and development efforts are in various stages of design and completion and that you may be in a position to begin using epigenetic biomarkers in a commercial underwriting context in 2023. We also note your disclosure that the amount of research and development you will conduct will depend upon your capital following the Transactions, and the amount of research and development you require to commercially sell our epigenetic biomarker underwriting technology will depend upon the results you obtain from such research. Please expand to briefly explain the material anticipated steps involved and the projected material costs involved to get the technology to the point where you believe it will be ready for commercialized use. To the extent the steps and costs may vary based on the capital available following the Transactions or the results of initial research, provide a range of reasonable possibilities that are anticipated. In addition, consistent with your disclosure on page 219, clarify throughout the prospectus where appropriate that you do not expect to use epigenetic underwriting technology in the life insurance products you sell initially, and while you hope to support commercialization of your saliva-based underwriting technology by 2023, there is no guarantee.

You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance